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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 16, 2003 through October 19, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  •
  KPN sells Repair, dated October 16, 2003;

  •
  KPN and AbvaKabo clear the air, dated October 19, 2003.

Press Release
Date
16 October 2003
Number
KPN sells Repair	057pe

        KPN is transferring its repair business as of 1 November 2003 to Teleplan International NV.

        Parties reached agreement on this yesterday.

        KPN Repair has approximately 180 own employees who mostly specialise in repairing mobile phones. The unit has an annual turnover of EUR 35 million. KPN sold the logistical arm of KPN Repair to TNT on 1st March 2003.

        Teleplan International NV, with its head office in Veldhoven in the Netherlands, works globally from 30 sites in Europe, the United States and Asia. The company recorded turnover of EUR 302 million in 2002.

Press Release
Date
October 19, 2003
Number
KPN and AbvaKabo clear the air	058pe

CEO Scheepbouwer gives up fixed bonus to assist initiatives on employment opportunities

        KPN has removed some major obstacles for the trades unions against the background of the achieved results of national negotiations and KPN's need to continue controlling its total wage bill in the coming years because of mounting pressure on employment opportunities.

        ABVAKABO FNV—a union with many members among KPN personnel—had expressed great concerns about the remuneration structure for KPN's top executives. The two sides have now agreed the following matters after extensive consultations.

Proposal

1.
The Central Works Council of KPN will from now on receive advance information about proposed changes to policy on the remuneration system for Board of Management members. By so doing, KPN is acting ahead of introduction of the new law on two-tier companies that is now before the Upper House of the Dutch Parliament.

2.
Severance pay for the Chairman and members of the Board of Management will be determined in accordance with the definitive Tabaksblat Code. The union regards KPN's far more generous scheme as a golden handshake for failure.

3.
Mr Ad Scheepbouwer, Chairman of the Board of Management, will relinquish all financial benefits should KPN change owner and he leaves the company. His severance scheme entitled him to continue receiving income until his 61st birthday. The competition clause that entitled him to an extra year of pay will also be scrapped.

Initiative

        KPN will be unable to avoid the need for a further increase in productivity in the coming years. The company will intensify its efforts to generate new employment opportunities. CEO Scheepbouwer wants to display his serious commitment to the personnel and unions. He has told the KPN Supervisory Board that he is willing to forgo his fixed bonus of EUR 0.5 million per year if KPN puts the money into an initiative to develop new broadband applications. A team of specialists will be formed for that purpose. They will be allowed to search worldwide for new opportunities. This will occur in addition to initiatives already in place like KPN's Delta Plan Fibre and its offer to give all schools in the Netherlands free broadband access.

        "That is good for everybody," said Mr Scheepbouwer. "We should direct our energy in this country towards the future and not stick in the past," he added, referring to earlier commotion about his remuneration package in 2001. "I will do my part". Mr Scheepbouwer hopes this has removed for the union the stumbling block of a fixed bonus.

Decision in 2001 was correct and legitimate

        During talks ABVAKABO FNV received an explanation as to why the 2001 decision on the remuneration package of the Chairman of the Board of Management—given the circumstances then prevailing—was correct, legitimate and certainly not unusual. The Supervisory Board remains fully behind the decision.

        The proposal now submitted to the unions should be viewed in the light of the new circumstances. In a stagnating economy, the unions have been urged to apply wage restraint. The unions have great difficulty in accepting this call upon them because of the high levels of remuneration for senior executives. KPN has sought to clear the air on this subject.

        At a meeting with KPN, ABVAKABO FNV stated that it no longer saw any reason to proceed with announced proceedings to request the Enterprise Chamber to investigate the policy conducted at KPN.

        KPN management trusts its proposal has created a good basis for the coming negotiations on the collective labour agreement.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: October 22, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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KPN sells Repair
KPN and AbvaKabo clear the air
SIGNATURES